The Vantagepoint Funds

777 N. Capitol Street, NE

Washington, D.C. 20002

August 21, 2015

BY EDGAR

Deborah O’Neal-Johnson

Senior Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	The Vantagepoint Funds

File Nos. 333-60789 and 811-08941

Dear Ms. O’Neal-Johnson:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in a telephone call on August 10, 2015 with Mayer Brown LLP, counsel to the Fund (“Staff Comments”). These responses relate to the Fund’s Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 59 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) filed on June 26, 2015.

This correspondence is being filed in electronic format today with the Commission. Any changes to the Fund’s disclosure documents referenced in these responses are being incorporated into Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 60 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) (the “Amended Registration Statement”) that is expected to be filed on or about August 24, 2015 with the Commission.

This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement, as applicable).

STAFF COMMENTS FOLLOWED BY FUND RESPONSES

PROSPECTUS

High Yield and Index Fund Fee Waivers

1.	Please clarify whether the fee waiver disclosed in a footnote to the Annual Fund Operating Expenses table contained within the summary prospectuses of the High

Ms. O’Neal-Johnson

Securities and Exchange Commission

Yield Fund and Index Funds will be in effect for at least one year from the effective date of such series’ current summary prospectus.

Response:

The changes reflected in the Amended Registration Statement that will become effective on August 25, 2015 are to incorporate revisions to the name and principal investment strategies of the Model Portfolio All-Equity Growth Fund. The existing May 1, 2015 summary prospectuses for the other series of the Fund, which includes the High Yield Fund and Index Funds, are unchanged and will remain the same.

Under a fee waiver agreement between Vantagepoint Investment Advisers, LLC (“VIA”) and the Fund, VIA has agreed to waive 0.08% of the current 0.28% annual advisory fee rate for the High Yield Fund. This fee waiver will continue through April 30, 2016, which is at least one year from the May 1, 2015 effective date of the High Yield Fund’s current (and unchanged) summary prospectus.

Under a fee waiver agreement between Vantagepoint Transfer Agents, LLC (“VTA”) and the Fund, VTA has agreed to waive 0.05% of the current 0.10% annual fee rate for T shares of the Index Funds as set forth in the current Transfer Agency and Administrative Services Agreement between VTA and the Fund. This fee waiver will continue through April 30, 2016, which is at least one year from the May 1, 2015 effective date of each Index Fund’s current (and unchanged) summary prospectus.

Emerging Markets Exposure

2.	Does the Low Duration Bond Fund invest in emerging market securities as part of its principal investment strategies? If so, consider adding emerging market securities risk disclosure to the principal investment risks in the summary prospectus of this series.

Response:

Investing in emerging market securities is not a principal investment strategy for the Low Duration Bond Fund.

Credit Default Swaps

3.	Please confirm that if a Fund series sells or intends to write credit default swaps, the full notional value of the credit default swap will be covered in accordance with Section 18 of the Investment Company Act of 1940 (the “1940 Act”).

Response:

Ms. O’Neal-Johnson

Securities and Exchange Commission

A Fund series’ treatment of credit default swaps for purposes of Section 18 is dictated by the Fund’s Derivatives Policies and Procedures, which require all series of the Fund utilizing credit default swaps to “cover” the notional value of, or meet statutory asset coverage requirements for, the credit default swap.

Total Return Swaps

4.	If a Fund series invests in total return swaps, please confirm that the Fund series will set aside an appropriate amount of segregated assets in accordance with Investment Company Act Release No. 10666 (April 18, 1979) (the “10666 Release”).

Response:

If a Fund series invests in total return swaps, such Fund series will cover its position by maintaining segregated assets sufficient to satisfy the Fund series’ obligations under these transactions as required by the 10666 Release and Commission staff interpretations thereunder.

Derivatives

5.	The prospectus states that the Fund may utilize derivative instruments and includes derivatives risk as a summary risk within certain of its Fund series’ summary prospectuses. Please consider the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response:

As requested, we have considered the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”) and we believe that the Fund’s registration statement disclosure regarding derivatives usage is consistent with the ICI Letter.

Maturity Strategy

6.	If any series of the Fund utilizes a maturity strategy with respect to its fixed income investments, please describe that strategy.

Response:

The series of the Fund utilizing a maturity strategy are the Low Duration Bond Fund and the Diversifying Strategies Fund. As stated in the Fund’s prospectus, the Low Duration Bond Fund invests, under normal circumstances, at least 80% of its net

Ms. O’Neal-Johnson

Securities and Exchange Commission

assets in bonds and other fixed income securities of varying maturities, and normally invests at least 65% of its net assets in bonds and other fixed income securities with more than one year to maturity. One of the multiple strategies employed by the Diversifying Strategies Fund, the low duration-plus fixed income strategy, invests in core short and intermediate maturity fixed income securities that combined generally have a portfolio effective duration of no greater than three years. None of the other series of the Fund utilize a maturity strategy.

As stated in the Fund’s prospectus, the other actively managed Fund series that may invest directly or indirectly in fixed income securities as part of their principal investment strategies (the Inflation Focused Fund, High Yield Fund and the International Fund) may invest in fixed income securities of any maturity.

The Model Portfolio Funds and Milestone Funds do not directly utilize a maturity strategy. They invest in a combination of other underlying series of the Funds, and certain of those underlying series may utilize maturity strategies as discussed above.

Equity Strategy Allocations

7.	For any series of the Fund that invests directly or indirectly in equity securities, please confirm whether securities of all market capitalizations are eligible investments.

Response:

The series of the Fund (including the underlying Fund series of the Model Portfolio Funds and Milestone Funds) that invest directly or indirectly in equity securities generally may invest in securities of all market capitalizations. However, certain Fund series may primarily invest in securities within particular market capitalization ranges, which include, for example, the Select Value Fund, Aggressive Opportunities Fund and the Discovery Fund. The specific market capitalization ranges for these Fund series can be found in their respective Form N-1A Item 9 disclosures found on pages 126, 127, and 128, respectively.

In addition, because the Index Funds that invest in equity securities (the 500 Stock Index Fund, Broad Market Index Fund, Mid/Small Company Index Fund and Overseas Equity Index Fund) seek to replicate or sample the securities included in their underlying indexes, any market capitalization ranges for the Index Funds’ equity investments will be based on those series’ underlying benchmarks (the S&P 500, the Russell 3000 Index, the Russell 2500 Index and the MSCI EAFE Index respectively).

Ms. O’Neal-Johnson

Securities and Exchange Commission

Growth & Income Fund

8.	Consider revising the Growth & Income Fund’s disclosure relating to convertible bonds that are rated below investment grade to state that such securities are commonly referred to as “junk bonds.”

Response:

By way of background and as disclosed in the Fund’s prospectus, the Growth & Income Fund primarily invests in U.S. common stocks. Convertible bonds, while a permitted investment, are not a primary investment of the fund. Rather, the reference to convertible bonds in the fund’s principal investment strategies stems from the disclosure stating that the fund is permitted to invest in convertible securities, of which convertible bonds are a subset. Notwithstanding this background, the parenthetical “(commonly known as “junk bonds”)” will be added to the disclosure for the Growth & Income Fund, including the fund’s summary prospectus, no later than the May 1, 2016 annual update to the Fund’s prospectus.

Diversifying Strategies Fund

9.	Please confirm that the Diversifying Strategies Fund will invest no more than 15% of its net assets in illiquid securities.

Response:

In accordance with its Fund policies and limitations as disclosed in the Fund’s statement of additional information (“SAI”), the Diversifying Strategies Fund will not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid (the “15% Limitation”) (see pg. 41 of the SAI). However, the Diversifying Strategies Fund may invest in certain Rule 144A securities that are deemed liquid (and thus not subject to the 15% Limitation) in accordance with applicable Commission interpretive guidance (e.g., Investment Company Act Release No. 17452 (April 23, 1990)).

10.	Please explain why the Diversifying Strategies Fund had a portfolio turnover rate of 103.33% during the fiscal year ended December 31, 2014.

Ms. O’Neal-Johnson

Securities and Exchange Commission

Response:

As stated in the SAI, the Diversifying Strategies Fund’s higher than usual portfolio turnover rate resulted from security transactions required to implement the series’ February 2014 subadviser changes and the May 2014 principal investment strategy changes. The Diversifying Strategies Fund’s portfolio turnover rate for the prior year period (fiscal year ended December 31, 2013) was 70%.

11.	Please provide a further explanation as to the interplay with regard to the Diversifying Strategies Fund’s stated investment limitations in connection with the series’ investments in below investment grade securities and instruments, convertible securities and floating rate loans.

Response:

As stated in its principal investment strategies, the below investment grade investments of the Diversifying Strategies Fund (which include fixed income securities, convertible securities, preferred stock, and floating rate loans) generally will not exceed, in the aggregate, 55% of the series’ net assets. The Diversifying Strategies Fund also limits its aggregate investments in (i) fixed income securities that are rated below investment grade, excluding convertible bonds; and (ii) floating rate loans so that, taken together, they generally will not be more than 15% of the Fund’s net assets. Lastly, the Diversifying Strategies Fund limits its investments in convertible securities, which include convertible bonds and convertible preferred stocks, such that they generally will remain below 45% of the Fund’s net assets.

The following is an example of how these investment limitations interact with each other. If the Diversifying Strategies Fund invested 45% of its net assets in convertible bonds, it could then only invest 10% of its net assets in floating rate loans.

Core Bond Index Fund

12.	If the Core Bond Index Fund utilizes a credit or maturity strategy with respect to its fixed income investments, please describe that strategy.

The Core Bond Index Fund does not utilize a credit or maturity strategy with respect to its investment in fixed income securities. Rather, the fund seeks to approximate the investment characteristics and performance of the Barclays U.S. Aggregate Bond Index through implementation of an indexed or passively managed approach to investing.

Ms. O’Neal-Johnson

Securities and Exchange Commission

Model Portfolio Funds and Milestone Funds

13.	For those Model Portfolio Funds and Milestone Funds that invest in multi-strategy investments, please explain why such series’ do not include real estate investment trust (“REIT”) risk within their principal risks, as REITs are mentioned in their principal investment strategies.

Response:

The Model Portfolio Funds and Milestone Funds that invest in multi-strategy investments do not include REIT risk within their principal risks because the reference to REITs within their respective principal investment strategies is only included as a potential example of the types of assets classes and strategies that the underlying multi-strategy Fund series may invest in.

Restatement of Fees and Expenses

14.	For series that have a footnote to their Fund Fees & Expenses table stating that fees and expenses have been restated to reflect current fees and expenses, please respond whether fees increased or decreased to result in this restatement.

Response:

The management fees and total annual fund operating expenses for the Inflation Focused Fund were restated to reflect a slight increase in this series’ subadvisory fees due to the addition of a new multi-sector inflation strategy on May 1, 2015 that is managed by a new subadviser, AllianceBernstein LP. This subadviser addition resulted in the Inflation Focused Fund’s management fees increasing from 0.25% to 0.26%.

In accordance with the Fund’s Order, this increase in management fees does not require shareholder approval of the subadvisory agreement with AllianceBernstein LP as the change would not result in an increase in the overall management and advisory fees payable by the Inflation Focused Fund that have been approved by its shareholders (or the “maximum aggregate advisory fee,” which is currently 0.32% for this series).

The management fees and total annual fund operating expenses for the High Yield Fund and Diversifying Strategies Fund were restated to reflect decreases in their respective subadvisory fees (part of the management fees).

The acquired fund fees and expenses for the Model Portfolio Funds and the Milestone Funds were also restated to reflect the above changes in the subadvisory fees

Ms. O’Neal-Johnson

Securities and Exchange Commission

of the underlying series in which the Model Portfolio Funds and Milestone Funds invest.

The Fund’s Concentration Policies

15.	Please note that, with respect to concentration, the Fund should look through any affiliated funds; and, to the extent the Fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. For example, if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry.

Response:

Currently, the Model Portfolio Funds and Milestone Funds are the only Fund series that invest in the underlying series of the Fund. The Model Portfolio Funds and Milestone Funds do not invest more than 25% of their net assets in a single industry except to the extent that an underlying series of a Model Portfolio Fund or Milestone Fund concentrates in a single industry. None of the underlying series of the Model Portfolio Funds and Milestone Funds are permitted to invest more than 25% of their net assets in a single industry, except for the Index Funds to the extent such industry concentration is a component of an Index Fund’s benchmark.

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Any questions regarding the above responses or the Amended Registration Statement should be directed to Amy Ward Pershkow at (202) 263-3336. You may also contact me at (202) 962-3491.

Thank you for your attention to this filing.

Very truly yours,

Very truly yours,

/s/ Christopher Chase
Christopher Chase
Assistant Secretary of The Vantagepoint Funds